Megan Petersen

Filmmaker, Acting Coach, Actor

Wilmington, North Carolina, United States

Contact

www.linkedin.com/in/megan-petersen-b98bb414b (LinkedIn)

Top Skills

Microsoft Office

Social Media

Microsoft Word

Experience

Long Drive to Yadkin

Producer

June 2023 - Present (3 years 1 month)

Wilmington, NC

Award winning filmmaker, producer, actor located in the Southeast. Currently crowdfunding Parrish Stikeleather's debut feature film, Long Drive to Yadkin. https://wefunder.com/longdrivetoyadkin

Actor's Arsenal

Instructor & Acting Coach

January 2017 - Present (9 years 6 months)

Wilmington

Same Page Pictures LLC

Independent Filmmaker

August 2017 - Present (8 years 11 months)

Cucalorus

Sponsorship Coordinator

January 2020 - June 2021 (1 year 6 months)

Wilmington, North Carolina Area

Education

Southern Wesleyan University

Bachelor of Arts - BA, Biology, General · (2001 - 2005)